VF12-6-02

OMB APPROVAL
OMB Number 3235-0123
Expires: October 31, 1989
Estimated average burden hours per response 12.00

SECURITIES A[...]ION
Wa[...]

02053089

SEC FILE NUMBER
8-41285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 29 2002 WASH, D.C. 151 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

[R]EPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

[N]AME OF BROKER-DEALER:

Worldco, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

[A]DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street, 19th Floor
(No. and Street)

New York,	New York	10005
(City)	(State)	(Zip Code)

[N]AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Marziliano (212(601-6116
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

[IN]DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

[C]HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 13 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

[C]laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant [m]ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

[SE]C 1410 (3-89)

ZZ/8

OATH OR AFFIRMATION

I, Michael Marziliano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worldco, LLC, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Brandon Marc Lee
Notary Public No. 01LE6050978
Qualified in Suffolk County
State of New York
Commission Expires 11/13/2002

Notary Public

Signature

Director - Accounting

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Worldco, LLC

COMBINED STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

September 30, 2002

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Worldco, LLC

We have audited the accompanying combined statement of financial condition of Worldco, LLC (the "Company") as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined financial position of Worldco, LLC as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
November 18, 2002

60 Broad Street
New York, NY 10004
Tel: 212 422-1000
Fax: 212 422-0144

Worldco, LLC

COMBINED STATEMENT OF FINANCIAL CONDITION

September 30, 2002

ASSETS

Cash and cash equivalents	$ 4,762,813
Cash and securities segregated under Federal regulations	5,000,000
Receivable from broker-dealers and clearing organizations	3,354,172
Receivable from customers and non-customers	76,027
Deposits with clearing organizations	3,291,190
Securities borrowed	3,629,200
Securities purchased under agreements to resell	18,000,000
Securities owned, at market value	1,065,341
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,909,033	10,090,008
Prepaid expenses	817,987
Other assets	1,667,075
Total assets	$51,753,813

LIABILITIES AND MEMBERS' CAPITAL

Payable to broker-dealers and clearing organizations	$ 11,700
Payable to customers and non-customers	4,104,479
Securities sold, but not yet purchased, at market value	2,016,386
Employee compensation payable	722,487
Accounts payable, accrued expenses and other liabilities	5,360,423
	12,215,475
Commitments and contingencies	
Subordinated borrowings	2,000,000
Members' capital	37,538,338
Total liabilities and members' capital	$51,753,813

The accompanying notes are an integral part of this combined financial statement.

1. ORGANIZATION AND BUSINESS

Worldco, LLC (the "Company") is a New York limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is to be dissolved no later than December 31, 2030.

The Company's business activities include providing securities clearance services and proprietary and agency securities transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The combined statement of financial condition includes the assets and liabilities of the Company and JCK, LLC. ("JCK"), a leasing entity, which subleases all of its capitalized leased equipment to the Company. All intercompany balances and transactions have been eliminated.

Proprietary securities transactions are recorded on a trade-date basis. Customer transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Commission revenue includes charges for execution, clearance, and settlement of transactions for both proprietary traders and customers.

Securities owned and securities sold, not yet purchased, are reported in the combined statement of financial condition at market value based upon quoted market prices. Changes in the market value are recognized in net trading revenue in the period in which the change occurs.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and may require counterparties to deposit additional collateral or return pledged collateral as appropriate. As of September 30, 2002, the Company had taken as collateral, under a securities borrow agreement, securities with a market value of approximately $3,436,000, which have subsequently been delivered to settle open securities transactions.

Continued

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company, as permitted by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," has elected to account for stock-based compensation related to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Accordingly, compensation cost of such options is measured as the excess, if any, of the fair market value of the Company as determined by an independent valuation firm, at the date of grant over the amount an employee must pay to acquire the underlying units. The Company has adopted SFAS No. 123 in accounting for compensation cost for eligible non-employee participants in the plan and the disclosure requirements of SFAS No. 123 for employees in the plan.

The Company is not subject to Federal or state income taxes. The members of the Company are individually liable for the taxes on their share of the Company's income. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates.

Cash and cash equivalents consist of cash and investments in overnight money market funds maintained at financial institutions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. CASH EQUIVALENTS AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At September 30, 2002, cash of $5,000,000 has been segregated in a special reserve account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

Continued

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2002, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 44,773	$ 650
Receivable from/payable to broker-dealers and clearing organizations	3,309,399	11,050
	$3,354,172	$11,700

Securities failed-to-deliver represent receivables for securities sold that have not been delivered by the Company for which the settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which the settlement date has passed. Further, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NON-CUSTOMERS

Receivable from and payable to customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the combined statement of financial condition. Receivable from and payable to non-customers represent amounts due on unsettled prime brokerage transactions conducted in the normal course of business.

6. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same, securities before maturity at a fixed or determinable price. Collateral is valued daily, and the Company may require

Continued

counterparties to deposit additional collateral or return pledge when appropriate. As of September 30, 2002, the Company had open reverse repos, which amounted in aggregate to $18,000,000. The market value of securities taken as collateral for the reverse repos plus accrued coupon interest were approximately $18,013,000.

7. STOCK OPTIONS AND STOCK-BASED COMPENSATION

The Company has an Equity Incentive Plan (the "Plan") which provides an opportunity for participants to obtain a proprietary interest in the Company through the grant of unit options to purchase Class D Units of the Company. The Plan authorizes the issuance of unit options to both employees and non-employees (substantially Class C members) to purchase up to an aggregate of 3,150,000 Class D Units, with vesting periods of up to three years and maximum option terms of five years. The Plan is administered by a committee.

Information regarding the unit options is summarized below:

	Number of options	Weighted-average exercise price
Outstanding at October 1, 2001	-	$ -
Options granted	741,274	10
Options cancelled	-	-
Outstanding at September 30, 2002	741,274	$10
Exercisable at September 30, 2002	-	$10

SFAS No. 123 established the financial accounting and reporting standards for stock-based compensation. It defines a fair value method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 also gives entities the choice between adopting the fair value method or continuing to use the intrinsic value method under APB 25 with footnote disclosures of the pro forma effects as if the fair value method had been adopted. The Company has opted for the latter approach with respect to employees.

Continued

Unit options granted to non-employees were accounted for in accordance with SFAS. No. 123 as described above.

The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	-
Expected life of options	5 years
Risk-free interest rate	4.59%

The weighted-average fair value of options granted during the year ended September 30, 2002 was $2.05. Exercise prices of unit options granted during year were equal to the fair market value of the Company as determined by an independent valuation firm at the date of grants which was $10.

The following summarizes information about the stock options outstanding at September 30, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at September 30, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number exercisable at September 30, 2002	Weighted-average exercise price
$10	741,274	4.25	$10	-	$10

8. SUBORDINATED BORROWINGS

The Company has a subordinated loan with a financial institution in the amount of $2,000,000 at September 30, 2002. The loan is due January 15, 2004 and bears interest of 3.5% over the prime rate. A portion of the loan is guaranteed by a member of Waterford Holdings, LLC (an affiliated entity).

The subordinated borrowings are allowable in computing the net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space, furniture and fixtures, and computer equipment expiring at various dates, which provide for minimum rental payments of the following amounts:

Year ending September 30,	Minimum lease payments
2003	$ 5,092,000
2004	3,637,000
2005	3,157,000
2006	2,229,000
2007	1,120,000
Thereafter	7,039,000
	$22,274,000

Certain of these leases contain provisions for rent escalation based on increases in cost incurred by the lessor.

In addition, JCK has equipment under capital leases of $406,777 at September 30, 2002. Obligations under these capital leases were $2,357 and were included in accounts payable, accrued expenses and other liabilities.

In the normal course of business, the Company was named or threatened to be named as a defendant or respondent in certain litigation and regulatory actions arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various pending or threatened litigation and regulatory actions will not have a material adverse effect on the Company's financial position.

Since May 23, 2001, the staff of the NASD Enforcement Department (the "Staff") has been investigating various regulatory issues at the Company, including the manner in which the Company has operated and its relationship with its largest customer and certain other customers. On April 30, 2002, the Company made a submission to the Staff that contained specific proposals to reach an overall resolution of the matter. While the Staff has continued its investigation after receiving the April 30, 2002 submission, they have not responded to the Company's proposals and have stated that the investigation should not be construed as an indication that the Staff has determined that any violations of the Federal securities laws or NASD rules have occurred. Notwithstanding the foregoing, this matter is being disclosed because the Company made the foregoing proposals to the Staff as part of an effort to resolve the matter. Presently, the Company cannot predict the ultimate outcome of this matter and the effects, if any, on the combined statement of financial condition.

Continued

The Company maintains a credit facility of $10,000,000 available for security clearing activities. There were no borrowings outstanding under this credit facility at September 30, 2002.

10. RELATED PARTY TRANSACTIONS

The Company conducts customer business with privately held investment partnerships and limited liability companies, that are owned by members of the Company's parent. The business services offered to these customers range from trade execution services to providing complete prime brokerage services. Included in payable to customers and non-customers is $3,640,538 payable to these related parties. Additionally, the Company charges these related customers for its share of the usage of the Company's telecommunications technology. Receivable from these related customers as a result of these charges was $69,539 at September 30, 2002, which is included in other assets. The Company also rents office space from one of these customers both directly and indirectly and office equipment from its parent.

The Company conducts customer business with privately held investment partnerships and limited liability companies, that are owned by members of the Company's parent, which together constitute approximately 72% of the revenue from the Company's customer business. At September 30, 2002, included in payable to customers and non-customers is $2,059,848 payable to these related parties. Additionally, the Company rents office space from one of these customers both directly and indirectly.

11. MEMBERS' CAPITAL

On September 30, 2002, the Company has five classes of members' interest as follows:

Class A - Receive allocation of profits and losses after an allocation is made to Class C members pursuant to the operating agreement. The Class A members control the Company and hold all voting rights. Class A members are Waterford Holdings, LLC, 99%, and the Managing Member and Chief Executive Officer of the Company, 1%.

Class B & H - As part of business expansion, new classes of membership were created in order to provide an economic split of profits. Allocation of profits and losses are based on the Classes B & H members' trading results net of commissions. Losses are allocated to the extent of the members' capital and profits. Preferred Class B or H members are allocated a percentage of Net Office Income as defined in the amended operating agreement.

Continued

Class C - Members trade the Company's proprietary trading account. Allocation of profits and losses are based on the Class C members' trading results net of commissions. Losses are allocated to the extent of the members' capital and profits.

Class D - Was authorized for issuance under the Equity Incentive Plan.

As of September 30, 2002, there were two Class A members, one Class B member, seven hundred twelve Class C members and one Class H member. There were no Class D members as of September 30, 3002.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, settlement, and financing of various securities transactions for customers and non-customers. These activities may expose the Company to risk in the event the customers or other counterparties are unable to fulfill their contractual obligations.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement-date basis, generally three days after trade-date. The Company is therefore exposed to risk of loss on customer transactions in the event of the customers' or other counterparties' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Continued

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss.

The Company is exposed to concentration risk in that a significant portion of its revenue is derived from certain derivative products. The Company is attempting to monitor this risk by diversifying its brokerage activities and service product mix.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return the customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged, if any, on a daily basis and by requiring adjustments of collateral levels in the events of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. RETIREMENT PLAN

Effective January 1, 1999, the Company instituted a 401(k) plan for the benefit of all eligible employees. Eligible employees may make voluntary contributions, which cannot exceed $10,500 per annum. Company contributions to the plan are at the discretion of management.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires net capital, as defined, of $1,500,000 or one-fifteenth of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of September 30, 2002, the Company had net capital of $25,966,748, which was $24,466,748 in excess of its required net capital of $1,500,000. The Company's net capital ratio was 0.39 to 1.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

Worldco, LLC

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

September 30, 2002

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Worldco, LLC

In planning and performing our audit of the combined financial statements and supplemental information of Worldco, LLC (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the combined financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
Tel: 212 422-1000
Fax: 212 422-0144

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory organizations what rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
November 18, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com